ITEM 77-Q1
LMP INCOME TRUST
LM WA INTERMEDIATE MATURITY NY MUNICIPALS
FUND (N4I1)


Prior to September 18, 2009, LMPFA had
voluntarily agreed to waive
management fees in the amount of 0.04% of the average net assets of the Fund.

As a result of an expense limitation,
effective September 18, 2009 through
December 31, 2011, the ratio of expenses, other than interest, brokerage, taxes and extraordinary expenses, to average net assets of Class A, C and I shares will not exceed 0.75%, 1.35% and 0.60%, respectively. This expense limitation
cannot be terminated prior to December 31, 2011 without the Board of
Trustees consent.

The manager is permitted to recapture
amounts previously forgone or
reimbursed to the Fund during the same
fiscal year if the Funds total annual
operating expenses have fallen to a level below an expense limitation (expense cap). In no case will the manager recapture any amount that would result, on any particular business day of the Fund, in the Funds total annual operating expense ratio exceeding the expense cap.